UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2014

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                     .

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: (604) 661-2600

http://www.methanex.com

For immediate release

METHANEX REPORTS Q2 2014 EARNINGS

JULY 30, 2014

For the second quarter of 2014, Methanex reported Adjusted EBITDA1 of $160 million, compared to Adjusted EBITDA1 of $255 million reported in the first quarter of 2014 and $157 million reported in the quarter ended June 30, 2013. Adjusted net income1 was $91 million ($0.94 per share on a diluted basis) in the second quarter of 2014, compared to Adjusted net income1 of $160 million ($1.65 per share on a diluted basis) for the first quarter of 2014 and $99 million ($1.02 per share on a diluted basis) for the second quarter of 2013.

John Floren, President and CEO of Methanex commented, “Methanol prices are lower in Q2 2014 compared to Q1 2014, resulting in lower Q2 earnings as compared to the first quarter. We believe pricing is now stabilizing at current levels.” Mr. Floren added, “At these methanol prices, Methanex continues to generate strong EBITDA and cash flows. The methanol industry environment remains favourable, with steady demand and limited new supply additions expected in the near to medium term.”

Mr. Floren added, “We are making excellent progress on the relocation of two of our Chile plants to Geismar, Louisiana, and are targeting methanol production from our Geismar 1 facility in late 2014 and Geismar 2 in early 2016. Each of these plants will add an incremental one million tonnes to our operating capacity.”

“In the second quarter we also reached a settlement agreement with Total Austral S.A. of Argentina and received a lump sum payment of US$42 million, or $27 million net of tax, to terminate their obligations under their former long-term natural gas supply agreement with Methanex in Chile. This payment is not included in our Q2 2014 Adjusted EBITDA or Adjusted net income but has been recorded in Q2 2014 Net income attributable to Methanex shareholders.”

“During the quarter, we returned over $100 million in cash to shareholders in the form of dividends and share repurchases. With over $600 million of cash on hand, an undrawn credit facility, robust balance sheet, and strong cash flow generation, we are well positioned to meet our financial commitments, invest to grow the Company and return excess cash to shareholders through dividends and our share buyback program.”

A conference call is scheduled for July 31, 2014 at 12:00 noon ET (9:00 am PT) to review these second quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-2218, or toll free at (866) 226-1793. A playback version of the conference call will be available until August 21, 2014 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 2070181. Presentation slides summarizing Q2-14 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”.

FORWARD-LOOKING INFORMATION WARNING

This Second Quarter 2014 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Second Quarter 2014 Management’s Discussion and Analysis for more information.

[1]	Adjusted EBITDA, Adjusted net income and Adjusted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 of the attached Interim Report for the three months ended June 30, 2014 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600

METHANEX CORPORATION 2014 SECOND QUARTER REPORT	PAGE 2

2	Interim Report for the Three Months Ended June 30, 2014

Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars

CIBC Mellon Trust Company

320 Bay Street

Toronto, Ontario Canada M5H 4A6

Toll free in North America:

1-800-387-0825

Investor Information

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

Methanex Investor Relations

1800 - 200 Burrard Street

Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com

Methanex Toll-Free: 1-800-661-8851

At July 30, 2014 the Company had 94,323,459 common shares issued and outstanding and stock options exercisable for 1,585,616 additional common shares.

SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income[1] and the calculation of Adjusted net income per common share[1] is as follows:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	June 30	June 30
($ millions except number of shares and per share amounts)	2014	2014	2013	2014	2013
Net income attributable to Methanex shareholders	$125	$145	$54	$270	$114
Mark-to-market impact of share-based compensation, net of tax	(7)	15	9	8	36
Argentina gas settlement, net of tax	(27)	—	—	(27)	—
Write-off of oil and gas rights, net of tax	—	—	14	—	14
Geismar project relocation expenses, net of tax	—	—	22	—	22

Adjusted net income [1]	$91	$160	$99	$251	$186

Diluted weighted average shares outstanding (millions)	97	97	96	97	96
Adjusted net income per common share [1]	$0.94	$1.65	$1.02	$2.59	$1.94

•	We recorded Adjusted EBITDA[1] of $160 million for the second quarter of 2014 compared with $255 million for the first quarter of 2014. The decrease in Adjusted EBITDA[1] was primarily due to a decrease in our average realized price to $450 per tonne for the second quarter of 2014 from $524 per tonne for the first quarter of 2014 and a decrease in sales of Methanex-produced methanol.

•	Production for the second quarter of 2014 was 1,216,000 tonnes compared with 1,226,000 tonnes for the first quarter of 2014. Refer to the Production Summary section on page 3.

•	Sales of Methanex-produced methanol were 1,143,000 tonnes in the second quarter of 2014 compared with 1,228,000 in the first quarter of 2014.

•	We continue to progress our Geismar relocation projects. We are targeting to be producing methanol from Geismar 1 in late 2014 and from Geismar 2 in early 2016.

•	During the quarter, we reached a settlement with Total Austral S.A. (“Total”) for $42 million ($27 million net of tax) in relation to Total’s natural gas delivery obligations pursuant to a long-term natural gas supply agreement in Chile.

•	During the second quarter of 2014, we paid a $0.25 per share dividend to shareholders for a total of $24 million.

•	During the second quarter of 2014, we repurchased 1,371,447 common shares for $82 million for an average buyback price of $59.99 per share under the Normal Course Issuer Bid approved by the Board in late April. The shares repurchased in the quarter represent 28% of the total shares approved to be repurchased.

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

This Second Quarter 2014 Management’s Discussion and Analysis (“MD&A”) dated July 30, 2014 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended June 30, 2014 as well as the 2013 Annual Consolidated Financial Statements and MD&A included in the Methanex 2013 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2013 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions, except per share amounts and where noted)	2014	2014	2013	2014	2013
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,216	1,226	1,052	2,442	2,115
Sales volumes (thousands of tonnes):
Methanex-produced methanol (attributable to Methanex shareholders)	1,143	1,228	1,039	2,371	2,069
Purchased methanol	643	654	749	1,297	1,337
Commission sales	206	296	242	502	461

Total sales volumes [1]	1,992	2,178	2,030	4,170	3,867
Methanex average non-discounted posted price ($ per tonne) [2]	523	613	494	569	484
Average realized price ($ per tonne) [3]	450	524	425	488	418
Adjusted EBITDA (attributable to Methanex shareholders) [4]	160	255	157	415	307
Cash flows from operating activities	240	179	125	419	243
Adjusted net income (attributable to Methanex shareholders) [4]	91	160	99	251	186
Net income attributable to Methanex shareholders	125	145	54	270	114
Adjusted net income per common share (attributable to Methanex shareholders) [4]	0.94	1.65	1.02	2.59	1.94
Basic net income per common share (attributable to Methanex shareholders)	1.30	1.51	0.57	2.81	1.21
Diluted net income per common share (attributable to Methanex shareholders)	1.24	1.50	0.56	2.79	1.19
Common share information (millions of shares):
Weighted average number of common shares	96	96	95	96	95
Diluted weighted average number of common shares	97	97	96	97	96
Number of common shares outstanding, end of period	95	97	95	95	95

[1]	Methanex-produced methanol includes volumes produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volumes marketed on a commission basis related to 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.
[2]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
[3]	Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.
[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

PRODUCTION SUMMARY

	Q2 2014		Q1 2014	Q2 2013	YTD Q2 2014	YTD Q2 2013
(thousands of tonnes)	Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	559	500	361	1,059	670
Atlas (Trinidad) (63.1% interest)	281	191	249	201	440	449
Titan (Trinidad)	218	203	149	169	352	350
Egypt (50% interest)[3]	158	99	139	163	238	296
Medicine Hat (Canada)	140	138	122	129	260	260
Chile I and IV	430	26	67	29	93	90
Geismar 1 and 2 (Louisiana, USA)[4]	—	—	—	—	—	—

	1,835	1,216	1,226	1,052	2,442	2,115

[1]	The production capacity of our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies. Actual production for a facility in any given year may be higher or lower than annual production capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.
[2]	The annual production capacity of New Zealand represents the two Motunui facilities and the Waitara Valley facility (refer to New Zealand section below).
[3]	On December 9, 2013, we completed a sale of 10% equity interest in the Egypt facility. Production figures prior to December 9, 2013 reflect a 60% interest.
[4]	We are relocating two 1.0 million tonne idle Chile facilities to Geismar, Louisiana and are targeting to be producing methanol from Geismar 1 in late 2014 and Geismar 2 by early 2016.

New Zealand

Our New Zealand methanol facilities produced 559,000 tonnes of methanol in the second quarter of 2014 compared with 500,000 tonnes in the first quarter of 2014. With all three facilities now operating, we are able to produce up to 2.4 million tonnes annually, depending on natural gas composition.

Trinidad

In Trinidad, we own 100% of the Titan facility with an annual production capacity of 875,000 tonnes and have a 63.1% interest in the Atlas facility with an annual production capacity of 1,125,000 tonnes (63.1% interest). The Titan facility produced 203,000 tonnes in the second quarter of 2014 compared with 149,000 tonnes in the first quarter of 2014. The Atlas facility produced 191,000 tonnes in the second quarter of 2014 compared with 249,000 tonnes in the first quarter of 2014. The Atlas facility had ongoing production interruptions due to mechanical problems with the air separation unit.

We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company of Trinidad and Tobago (NGC) and downstream demand from NGC’s customers including Atlas and Titan, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site. Gas curtailments in Q2 2014 were slightly higher than in Q1 2014.

Egypt

On a 100% basis, the Egypt methanol facility produced 198,000 tonnes in the second quarter of 2014 (Methanex share of 99,000 tonnes) compared with 278,000 tonnes (Methanex share of 139,000 tonnes) in the first quarter of 2014. Production during the second quarter of 2014 continued to be impacted by natural gas supply restrictions and we idled the plant in mid-June due to a lack of natural gas availability. We believe that we will be able to restart the plant after the peak summer electricity consumption period ends.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 which have resulted in production below full capacity. This situation may persist in the future and becomes more acute during the summer months when electricity demand is at its peak. Refer to page 23 of the Risk Factors and Risk Management section of our 2013 Annual Report for further details.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

Medicine Hat, Canada

During the second quarter of 2014, we produced 138,000 tonnes at our Medicine Hat facility compared with 122,000 tonnes during the first quarter of 2014.

Chile

During the second quarter of 2014, we produced 26,000 tonnes in Chile compared with 67,000 tonnes in the first quarter of 2014, supported by natural gas supplies from Chile and from Argentina through a tolling arrangement.

As a result of insufficient natural gas feedstock from Chile and Argentina during the southern hemisphere winter, we idled our Chile operations in May 2014. We are optimistic that we will secure sufficient natural gas from Chilean sources supplemented by Argentine gas to restart our operations later in 2014.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.

Geismar, Louisiana

We continue to progress our two Geismar relocation projects. We are targeting to be producing methanol from the 1.0 million tonne Geismar 1 facility in late 2014 and from the 1.0 million tonne Geismar 2 facility in early 2016. During the second quarter of 2014, we incurred $100 million of capital expenditures related to these projects, excluding capitalized interest.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

FINANCIAL RESULTS

For the second quarter of 2014 we recorded Adjusted EBITDA of $160 million and Adjusted net income of $91 million ($0.94 per share on a diluted basis). This compares with Adjusted EBITDA of $255 million and Adjusted net income of $160 million ($1.65 per share on a diluted basis) for the first quarter of 2014.

For the second quarter of 2014, we reported net income attributable to Methanex shareholders of $125 million ($1.24 per share on a diluted basis) compared with net income attributable to Methanex shareholders for the first quarter of 2014 of $145 million ($1.50 income per share on a diluted basis).

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas (63.1% interest) and Egypt (50% interest) facilities and by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items which are considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	June 30	June 30
($ millions except number of shares and per share amounts)	2014	2014	2013	2014	2013
Net income attributable to Methanex shareholders	$125	$145	$54	$270	$114
Mark-to-market impact of share-based compensation, net of tax	(7)	15	9	8	36
Argentina gas settlement, net of tax	(27)	—	—	(27)	—
Write-off of oil and gas rights, net of tax	—	—	14	—	14
Geismar project relocation expenses, net of tax	—	—	22	—	22

Adjusted net income [1]	$91	$160	$99	$251	$186

Diluted weighted average shares outstanding (millions)	97	97	96	97	96
Adjusted net income per common share [1]	$0.94	$1.65	$1.02	$2.59	$1.94

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, Argentina gas settlements, write-off of oil and gas rights, Geismar project relocation expenses, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2014	2014	2013	2014	2013
Consolidated statements of income:
Revenue	$792	$968	$733	$1,760	$1,385
Cost of sales and operating expenses, excluding mark-to-market impact of share-based compensation	(618)	(692)	(571)	(1,310)	(1,068)
Adjusted EBITDA of associate (Atlas) [1]	11	17	18	28	27

	185	293	180	478	344
Comprised of:
Adjusted EBITDA (attributable to Methanex shareholders) [2]	160	255	157	415	307
Attributable to non-controlling interests	25	38	23	63	37

	185	293	180	478	344
Mark-to-market impact of share-based compensation	8	(18)	(9)	(10)	(40)
Depreciation and amortization	(33)	(35)	(29)	(68)	(59)
Argentina gas settlement	42	—	—	42	—
Write-off of oil and gas rights	—	—	(17)	—	(17)
Geismar project relocation expenses and charges	—	—	(34)	—	(34)
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	(9)	(9)	(12)	(18)	(20)
Finance costs	(9)	(11)	(15)	(20)	(30)
Finance income and other expenses	1	—	3	1	1
Income tax expense	(46)	(52)	(1)	(98)	(13)

Net income	$139	$168	$66	$307	$132

Net income attributable to Methanex shareholders	$125	$145	$54	$270	$114

[1]	Earnings of associate has been divided into an amount included in Adjusted EBITDA and an amount excluded from Adjusted EBITDA. The amount excluded from Adjusted EBITDA represents depreciation and amortization, finance costs, finance income and other expenses and income tax expense relating to earnings of associate.
[2]	This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

Adjusted EBITDA (Attributable to Methanex Shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 17.

The changes in Adjusted EBITDA resulted from changes in the following:

	Q2 2014	Q2 2014	YTD Q2 2014
	compared with	compared with	compared with
($ millions)	Q1 2014	Q2 2013	YTD Q2 2013
Average realized price	$(134)	$44	$252
Sales volume	(12)	(1)	26
Total cash costs	51	(40)	(170)

Increase (decrease) in Adjusted EBITDA	$(95)	$3	$108

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

Average realized price

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ per tonne)	2014	2014	2013	2014	2013
Methanex average non-discounted posted price	523	613	494	569	484
Methanex average realized price	450	524	425	488	418

Methanol pricing for the second quarter was lower compared to the first quarter as the industry recovered from very tight market conditions experienced in late 2013 and early 2014 with multiple suppliers resuming operations after extended periods of closure or reduced operating rates. As a result of these and other factors, prices moderated from the high levels in Q1 and began to stabilize late in the quarter and into the third quarter of 2014. We believe that pricing is now stabilizing at current levels (refer to Supply/Demand Fundamentals section on page 11). Our average non-discounted posted price for the second quarter of 2014 was $523 per tonne compared with $613 per tonne for the first quarter of 2014 and $494 per tonne for the second quarter of 2013. Our average realized price for the second quarter of 2014 was $450 per tonne compared with $524 per tonne for the first quarter of 2014 and $425 per tonne for the second quarter of 2013. The change in average realized price for the second quarter of 2014 decreased Adjusted EBITDA by $134 million compared with the first quarter of 2014 and increased Adjusted EBITDA by $44 million compared with the second quarter of 2013.

Sales volume

Methanol sales volumes excluding commission sales volumes were lower in the second quarter of 2014 compared with the first quarter of 2014 by 96,000 tonnes and with the second quarter of 2013 by 2,000 tonnes. Lower methanol sales volumes excluding commission sales volumes for these periods decreased Adjusted EBITDA by $12 million and $1 million, respectively. For the six month period ended June 30, 2014 compared with the same period in 2013, methanol sales volumes excluding commission sales volumes were higher by 262,000 tonnes and this resulted in higher Adjusted EBITDA by $26 million.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components linked to the price of methanol. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Conversely, the opposite applies when methanol prices are decreasing.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q2 2014	Q2 2014	YTD Q2 2014
	compared with	compared with	compared with
($ millions)	Q1 2014	Q2 2013	YTD Q2 2013
Methanex-produced methanol costs	$18	$(25)	$(75)
Proportion of Methanex-produced methanol sales	(4)	20	24
Purchased methanol costs	33	(37)	(114)
Other, net	4	2	(5)

	$51	$(40)	$(170)

Methanex-produced methanol costs

We purchase natural gas for the New Zealand, Trinidad, Egypt, and Chile methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the second quarter of 2014 compared with the first quarter of 2014, Methanex-produced methanol costs were lower by $18 million, primarily due to the impact of lower realized methanol prices on the variable portion of our natural gas costs. For the three and six month periods ended June 30, 2014 compared with the same periods in 2013, Methanex-produced methanol costs were higher by $25 million and $75 million, respectively, primarily due to the impact of higher realized methanol prices on our natural gas costs and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the second quarter of 2014 compared with the first quarter of 2014, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $4 million. For the second quarter of 2014 compared with the same period in 2013, sales of Methanex-produced methanol made up a higher proportion of our total sales and this increased Adjusted EBITDA by $20 million.

Purchased methanol costs

Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

Other, net

We have commenced the process of building a manufacturing organization in Geismar, Louisiana. Under IFRS, costs incurred related to organizational build-up are not eligible for capitalization and are charged directly to earnings as incurred. During the second quarter of 2014, we incurred approximately $2 million of Geismar organizational build-up costs compared to $3 million in the first quarter of 2014 and nil in the second quarter of 2013. The remaining organizational build-up costs are estimated to be approximately $20 million.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all the share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions except share price)	2014	2014	2013	2014	2013
Methanex Corporation share price [1]	$61.78	$63.94	$42.84	$61.78	$42.84
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	7	7	6	14	12
Mark-to-market impact due to change in share price	(8)	18	9	10	40

Total share-based compensation expense (recovery)	$(1)	$25	$15	$24	$52

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

The Methanex Corporation share price decreased from US $63.94 per share at March 31, 2014 to US $61.78 per share at June 30, 2014. As a result of the decrease in the share price and the resulting impact on the fair value of the outstanding units, we recorded an $8 million mark-to-market recovery on share-based compensation in the second quarter of 2014 compared with an $18 million mark-to-market expense in the first quarter of 2014 and a $9 million expense in the second quarter of 2013.

Depreciation and Amortization

Depreciation and amortization was $33 million for the second quarter of 2014 compared with $35 million for the first quarter of 2014 and $29 million for the second quarter of 2013. Depreciation and amortization was lower in the second quarter of 2014 compared with the first quarter of 2014 primarily due to lower sales volumes of Methanex-produced methanol.

Finance Costs

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2014	2014	2013	2014	2013
Finance costs before capitalized interest	$15	$16	$17	$31	$33
Less capitalized interest	(6)	(5)	(2)	(11)	(3)

Finance costs	$9	$11	$15	$20	$30

Finance costs before capitalized interest primarily relate to interest expense on the unsecured notes and limited recourse debt facilities. Capitalized interest relates to interest costs capitalized for the Geismar projects.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

Finance Income and Other Expenses

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2014	2014	2013	2014	2013
Finance income and other expenses	$1	$—	$3	$1	$1

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

Income Taxes

A summary of our income taxes for the second quarter of 2014 compared with the first quarter of 2014 is as follows:

	Three Months Ended		Three Months Ended
	June 30, 2014		March 31, 2014
($ millions, except where noted)	Net Income	Adjusted Net Income [1]	Net Income	Adjusted Net Income [1]
Amount before income tax	$185	$120	$220	$210
Income tax expense	(46)	(29)	(52)	(50)

Amount after income tax	$139	$91	$168	$160

Effective tax rate	25%	24%	24%	24%

[1]	This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

For the second quarter of 2014, the effective tax rate was 25% compared with 24% for the first quarter of 2014. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational. The effective tax rate related to Adjusted net income was 24% for the second quarter of 2014 compared with 24% for the first quarter of 2014.

We earn the majority of our earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 25% and 28%, respectively. During the quarter, there was a temporary change to the Egypt statutory tax rate to 30% from 25% for the years 2014 to 2016. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

SUPPLY/DEMAND FUNDAMENTALS

We estimate that methanol demand, excluding methanol demand from integrated methanol to olefins facilities, is currently approximately 57 million tonnes on an annualized basis.

In the fourth quarter of 2013 and into the first quarter of 2014, we experienced very tight methanol market conditions and high methanol pricing primarily as a result of major industry supply issues in Asia and the Middle East. As several of these plants returned to operation late in the first quarter, pricing moderated through the quarter, stabilizing in June and into Q3. As a result, our average non-discounted price in the second quarter of 2014 was $523 per tonne compared with $613 per tonne in the first quarter of 2014 and we recently announced our North American non-discounted price for August at $482/tonne, and our Asia Pacific price at $410/tonne, both unchanged from July. In June, we announced the Q3 European contract price at €322 or approximately $440/tonne.

Methanex Non-Discounted Regional Posted Prices 1

	Jul	Jun	May	Apr
(US$ per tonne)	2014	2014	2014	2014
United States	482	532	565	599
Europe [2]	440	565	565	565
Asia Pacific	410	430	460	480

[1]	Discounts from our posted prices are offered to customers based on various factors.
[2]	€322 for Q3 2014 (Q2 2014 – €412) converted to United States dollars.

The medium term outlook for methanol demand growth continues to be strong, led by the growing use of methanol in energy-related applications which today represent approximately 40% of global methanol demand. The wide disparity between the price of crude oil and that of natural gas and coal has resulted in an increased substitution of methanol into energy-related applications, such as direct methanol blending into gasoline, DME and biodiesel production. Growth of direct methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by numerous provincial fuel-blending standards, such as M15 or M85 (15% methanol and 85% methanol, respectively). Fuel blending is also starting to gain interest outside of China with several countries currently conducting demonstration programs to test the use of methanol-blended fuels.

China is also leading the commercialization of methanol’s use as a feedstock to manufacture olefins. Methanol-to-olefins (MTO) technology, at current energy prices, is proving to be cost competitive relative to the traditional production of olefins from naphtha. There are now three MTO plants operating in China which are dependent on merchant methanol supply and which have the capacity to consume over 3 million tonnes of methanol annually, and there are a number of other plants at various stages of construction which we expect will commence operations in the 2014-15 timeframe. There are other coal-to-olefins (CTO) plants which make methanol using coal as a feedstock and are integrated with olefins production facilities. These plants occasionally purchase methanol to supplement their production when required. We believe demand potential into energy-related applications and olefins production will continue to grow.

Traditional chemical derivatives consume about 60% of global methanol demand and growth is correlated to industrial production growth rates.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. We are relocating two idle Chile facilities to Geismar, Louisiana and are targeting to be producing methanol from the first 1.0 million tonne facility by late 2014 and the second 1.0 million tonne facility in early 2016. In addition, a 1.3 million tonne Celanese plant is currently under construction in Bishop, Texas. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the second quarter of 2014 increased by $61 million to $240 million compared with $179 million for the first quarter of 2014 and increased by $115 million compared to $125 million for the second quarter of 2013. The changes in cash flows from operating activities resulted from changes in the following:

	Q2 2014	Q2 2014	YTD Q2 2014
	compared with	compared with	compared with
($ millions)	Q1 2014	Q2 2013	YTD Q2 2013
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$(95)	$3	$108
Exclude change in Adjusted EBITDA of associate (Atlas)	6	7	(1)
Dividends received from associate	25	25	25
Cash flows attributable to non-controlling interests	(13)	2	26
Non-cash working capital	67	13	(30)
Income taxes paid	(1)	(5)	(8)
Argentina gas settlement	42	42	42
Geismar project relocation expenses	—	34	34
Share-based payments	33	(4)	(23)
Other	(3)	(2)	3

Increase in cash flows from operating activities	$61	$115	$176

During the second quarter of 2014, we paid a quarterly dividend of $0.25 per share, or $24 million. On April 29, 2014, the Board of Directors approved a 5% normal course issuer bid, which allows us to repurchase for cancellation up to 4.8 million shares. In the second quarter of 2014 we repurchased 1.4 million shares for cancellation under the normal course issuer bid at an average price of $59.99 per share.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and retain financial flexibility. At June 30, 2014, our cash balance was $647 million, including $65 million related to the 50% non-controlling interest in Egypt. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We have a strong balance sheet and an undrawn $400 million credit facility that expires in late 2016.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to be $130 million for the 18 month period to the end of 2015. Capital expenditures during the second quarter, excluding the Geismar projects, were $16 million. We are relocating two methanol plants from our Chile site to Geismar, Louisiana. During the second quarter of 2014, capital expenditures related to the Geismar projects were $100 million, excluding capitalized interest. The remaining budgeted capital expenditures related to the Geismar projects are $405 million, excluding capitalized interest.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

SHORT-TERM OUTLOOK

Methanol prices moderated through the second quarter. Entering the third quarter, methanol prices have been relatively stable. We recently announced our August contract prices for Asia at US$410/MT and for North America at US$482/MT, unchanged at the previous month’s levels. Methanol prices will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

CONTROLS AND PROCEDURES

For the three months ended June 30, 2014, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes depreciation and amortization, finance costs, finance income and other expenses, income tax expense, mark-to-market impact of share-based compensation, Geismar project relocation expenses and charges, write-off of oil and gas rights, and the Argentina gas settlement. Adjusted EBITDA includes an amount representing our 63.1% interest in the Atlas facility and our 50% interest in the methanol facility in Egypt.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2014	2014	2013	2014	2013
Net income attributable to Methanex shareholders	$125	$145	$54	$270	$114
Mark-to-market impact of share-based compensation	(8)	18	9	10	40
Depreciation and amortization	33	35	29	68	59
Argentina gas settlement	(42)	—	—	(42)	—
Write-off of oil and gas rights	—	—	17	—	17
Geismar project relocation expenses and charges	—	—	34	—	34
Finance costs	9	11	15	20	30
Finance income and other expenses	(1)	—	(3)	(1)	(1)
Income tax expense	46	52	1	98	13
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	9	9	12	18	20
Non-controlling interests adjustment [1]	(11)	(15)	(11)	(26)	(19)

Adjusted EBITDA (attributable to Methanex shareholders)	$160	$255	$157	$415	$307

[1]	These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with the non-controlling interest in the methanol facility in Egypt and our 63.1% interest in the Atlas methanol facility.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational, including Geismar project relocation expenses and charges, write-off of oil and gas rights, and the Argentina gas settlement. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2014	Mar 31 2014	Jun 30 2013	Jun 30 2014	Jun 30 2013
Net income attributable to Methanex shareholders	$125	$145	$54	$270	$114
Mark-to-market impact of share-based compensation	(8)	18	9	10	40
Argentina gas settlement	(42)	—	—	(42)	—
Write-off of oil and gas rights	—	—	17	—	17
Geismar project relocation expenses and charges	—	—	34	—	34
Income tax expense (recovery) related to above items	16	(3)	(15)	13	(19)

Adjusted net income	$91	$160	$99	$251	$186

Diluted weighted average shares outstanding (millions)	97	97	96	97	96
Adjusted net income per common share	$0.94	$1.65	$1.02	$2.59	$1.94

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
($ millions, except per share amounts)	Jun 30 2014	Mar 31 2014	Dec 31 2013	Sep 30 2013
Revenue	$792	$968	$881	$758
Adjusted EBITDA [1] [2]	160	255	245	184
Net income [1]	125	145	128	87
Adjusted net income [1] [2]	91	160	167	117
Basic net income per common share [1]	1.30	1.51	1.33	0.91
Diluted net income per common share [1]	1.24	1.50	1.32	0.90
Adjusted net income per share [1] [2]	0.94	1.65	1.72	1.22

	Three Months Ended
($ millions, except per share amounts)	Jun 30 2013	Mar 31 2013	Dec 31 2012	Sep 30 2012
Revenue	$733	$652	$668	$608
Adjusted EBITDA [1] [2]	157	149	119	104
Net income (loss) [1]	54	60	(140)	(3)
Adjusted net income [1] [2]	99	88	61	36
Basic net income (loss) per common share [1]	0.57	0.64	(1.49)	(0.03)
Diluted net income (loss) per common share [1]	0.56	0.63	(1.49)	(0.03)
Adjusted net income per share [1] [2]	1.02	0.92	0.64	0.38

[1]	Attributable to Methanex Corporation shareholders.
[2]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 14

FORWARD-LOOKING INFORMATION WARNING

This Second Quarter 2014 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Second Quarter 2014 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•	expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,
•	ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registration and related mortgages that require action by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the planned relocation of idle Chile methanol plants to Geismar, Louisiana (“Geismar”),

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,
•	receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 15

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar project,

•	global and regional economic activity (including industrial production levels),
•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	the success of natural gas exploration and development activities in southern Chile,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	our ability to meet timeline and budget targets for our Geismar project, including cost pressures arising from labour costs,
•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•	actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions,

•	satisfaction of conditions precedent contained in the Geismar 1 natural gas supply agreement, and

•	other risks described in our 2013 Management’s Discussion and Analysis and this Second Quarter 2014 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 16

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information—Supplemental Non-GAAP Measures section on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas.

On December 9, 2013, we completed the sale of a 10% equity interest in the Egypt methanol facility. At June 30, 2014, we own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amount associated with the other investors’ non-controlling interests.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 17

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2014	2013	2014	2013
Revenue	$791,310	$733,099	$1,759,788	$1,384,998
Cost of sales and operating expenses	(610,294)	(580,116)	(1,320,166)	(1,108,111)
Depreciation and amortization	(33,113)	(28,953)	(67,924)	(58,770)
Argentina gas settlement (note 11)	42,000	—	42,000	—
Write-off of oil and gas rights	—	(16,859)	—	(16,859)
Geismar project relocation expenses and charges	—	(33,867)	—	(33,867)

Operating income	189,903	73,304	413,698	167,391
Earnings of associate (note 4)	3,293	6,017	10,704	7,303
Finance costs (note 6)	(9,570)	(14,618)	(20,408)	(30,069)
Finance income and other expenses	1,277	2,698	914	1,071

Income before income taxes	184,903	67,401	404,908	145,696
Income tax recovery (expense):
Current	(27,275)	(23,276)	(53,653)	(27,667)
Deferred	(19,154)	21,726	(44,442)	14,055

	(46,429)	(1,550)	(98,095)	(13,612)

Net income	$138,474	$65,851	$306,813	$132,084

Attributable to:
Methanex Corporation shareholders	124,784	53,999	269,886	114,266
Non-controlling interests	13,690	11,852	36,927	17,818

	$138,474	$65,851	$306,813	$132,084

Income per share for the period attributable to Methanex Corporation shareholders
Basic net income per common share (note 7)	$1.30	$0.57	$2.81	$1.21
Diluted net income per common share (note 7)	$1.24	$0.56	$2.79	$1.19
Weighted average number of common shares outstanding (note 7)	96,124,565	95,116,950	96,212,652	94,817,234
Diluted weighted average number of common shares outstanding (note 7)	97,322,144	96,260,035	96,818,731	95,998,786

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 18

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2014	2013	2014	2013
Net income	$138,474	$65,851	$306,813	$132,084
Other comprehensive income (loss), net of taxes:
Items that may be reclassified to income:
Change in fair value of forward exchange contracts	128	(4,262)	276	(4,446)
Change in fair value of interest rate swap contracts	744	(4)	478	(300)
Realized loss on interest rate swap contracts reclassified to finance costs	2,213	2,792	4,426	5,383

	3,085	(1,474)	5,180	637

Comprehensive income	$141,559	$64,377	$311,993	$132,721

Attributable to:
Methanex Corporation shareholders	126,393	51,410	272,121	112,870
Non-controlling interests	15,166	12,967	39,872	19,851

	$141,559	$64,377	$311,993	$132,721

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 19

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

	Jun 30	Dec 31
AS AT	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$647,482	$732,736
Trade and other receivables	487,791	534,130
Inventories (note 2)	279,048	313,809
Prepaid expenses	28,743	20,533

	1,443,064	1,601,208
Non-current assets:
Property, plant and equipment (note 3)	2,431,390	2,230,938
Investment in associate (note 4)	201,872	216,095
Other assets	70,484	65,253

	2,703,746	2,512,286

	$4,146,810	$4,113,494

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$512,186	$618,181
Current maturities on long-term debt (note 5)	42,723	41,504
Current maturities on other long-term liabilities	101,486	85,648

	656,395	745,333
Non-current liabilities:
Long-term debt (note 5)	1,106,861	1,126,802
Other long-term liabilities	127,300	188,520
Deferred income tax liabilities	193,073	147,506

	1,427,234	1,462,828
Equity:
Capital stock	533,794	531,573
Contributed surplus	3,283	4,994
Retained earnings	1,278,741	1,126,700
Accumulated other comprehensive loss	(3,309)	(5,544)

Shareholders’ equity	1,812,509	1,657,723
Non-controlling interests	250,672	247,610

Total equity	2,063,181	1,905,333

	$4,146,810	$4,113,494

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 20

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

	Number of				Accumulated Other		Non-
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’	Controlling	Total
	Shares	Stock	Surplus	Earnings	Loss	Equity	Interests	Equity
Balance, December 31, 2012	94,309,970	$481,779	$15,481	$805,661	$(13,045)	$1,289,876	$187,861	$1,477,737
Net income	—	—	—	114,266	—	114,266	17,818	132,084
Other comprehensive income (loss)	—	—	—	—	(1,396)	(1,396)	2,033	637
Compensation expense recorded for stock options	—	—	441	—	—	441	—	441
Issue of shares on exercise of stock options	1,018,520	24,151	—	—	—	24,151	—	24,151
Reclassification of grant date fair value on exercise of stock options	—	7,135	(7,135)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(36,591)	—	(36,591)	—	(36,591)
Distributions to non-controlling interests	—	—	—	—	—	—	(13,024)	(13,024)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, June 30, 2013	95,328,490	513,065	8,787	883,336	(14,441)	1,390,747	195,688	1,586,435
Net income	—	—	—	214,901	—	214,901	30,015	244,916
Other comprehensive income	—	—	—	5,362	7,444	12,806	1,734	14,540
Compensation expense recorded for stock options	—	—	281	—	—	281	—	281
Sale of partial interest in subsidiary	—	—	—	61,447	1,453	62,900	47,100	110,000
Issue of shares on exercise of stock options	772,479	14,434	—	—	—	14,434	—	14,434
Reclassification of grant date fair value on exercise of stock options	—	4,074	(4,074)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(38,346)	—	(38,346)	—	(38,346)
Distributions to non-controlling interests	—	—	—	—	—	—	(26,927)	(26,927)

Balance, December 31, 2013	96,100,969	531,573	4,994	1,126,700	(5,544)	1,657,723	247,610	1,905,333
Net income	—	—	—	269,886	—	269,886	36,927	306,813
Other comprehensive income	—	—	—	—	2,235	2,235	2,945	5,180
Compensation expense recorded for stock options	—	—	464	—	—	464	—	464
Issue of shares on exercise of stock options	430,287	7,701	—	—	—	7,701	—	7,701
Reclassification of grant date fair value on exercise of stock options	—	2,175	(2,175)	—	—	—	—	—
Payment for shares repurchased	(1,371,447)	(7,655)	—	(74,617)	—	(82,272)	—	(82,272)
Dividend payments to Methanex Corporation shareholders	—	—	—	(43,228)	—	(43,228)	—	(43,228)
Distributions to non-controlling interests	—	—	—	—	—	—	(36,810)	(36,810)

Balance, June 30, 2014	95,159,809	$533,794	$3,283	$1,278,741	$(3,309)	$1,812,509	$250,672	$2,063,181

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 21

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2014	2013	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$138,474	$65,851	$306,813	$132,084
Deduct earnings of associate	(3,293)	(6,017)	(10,704)	(7,303)
Dividends received from associate	25,240	—	25,240	—
Add (deduct) non-cash items:
Depreciation and amortization	33,113	28,953	67,924	58,770
Write-off of oil and gas rights	—	16,859	—	16,859
Income tax expense	46,429	1,550	98,095	13,612
Share based compensation expense (recovery)	(1,121)	15,694	24,125	52,007
Finance costs	9,570	14,618	20,408	30,069
Other	701	(765)	424	(301)
Income taxes paid	(12,068)	(6,568)	(23,426)	(15,351)
Other cash payments, including share-based compensation	(5,627)	(440)	(40,336)	(17,995)

Cash flows from operating activities before undernoted	231,418	129,735	468,563	262,451
Changes in non-cash working capital (note 9)	8,754	(3,986)	(49,320)	(19,023)

	240,172	125,749	419,243	243,428

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for repurchase of shares	(77,324)	—	(77,324)	—
Dividend payments to Methanex Corporation shareholders	(23,933)	(19,057)	(43,228)	(36,591)
Interest paid, including interest rate swap settlements	(5,810)	(6,546)	(26,811)	(27,757)
Repayment of long-term debt and limited recourse debt	(913)	(1,213)	(20,433)	(19,480)
Cash distributions to non-controlling interests	(18,713)	(7,759)	(36,810)	(13,024)
Proceeds on issue of shares on exercise of stock options	133	11,063	7,701	24,151
Proceeds from limited recourse debt	—	—	—	10,000
Other	(1,034)	(936)	(2,049)	(855)

	(127,594)	(24,448)	(198,954)	(63,556)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(15,936)	(62,613)	(31,764)	(96,232)
Geismar plants under construction	(98,453)	(53,679)	(226,367)	(97,077)
Other assets	(4,056)	(4,958)	(8,919)	(5,750)
Changes in non-cash working capital related to investing activities (note 9)	(55,864)	1,612	(38,493)	316

	(174,309)	(119,638)	(305,543)	(198,743)

Decrease in cash and cash equivalents	(61,731)	(18,337)	(85,254)	(18,871)
Cash and cash equivalents, beginning of period	709,213	726,851	732,736	727,385

Cash and cash equivalents, end of period	$647,482	$708,514	$647,482	$708,514

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 22

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on July 30, 2014.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three and six month periods ended June 30, 2014 is $545 million (2013—$544 million) and $1,236 million (2013—$1,013 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant
	Installations &	Plants Under	Oil & Gas
	Machinery	Construction	Properties	Other	Total
Cost at June 30, 2014	$3,129,409	$630,051	$87,974	$85,360	$3,932,794
Accumulated depreciation at June 30, 2014	1,381,954	—	79,963	39,487	1,501,404

Net book value at June 30, 2014	$1,747,455	$630,051	$8,011	$45,873	$2,431,390

Cost at December 31, 2013	$3,100,597	$393,044	$86,312	$82,556	$3,662,509
Accumulated depreciation at December 31, 2013	1,317,329	—	78,228	36,014	1,431,571

Net book value at December 31, 2013	$1,783,268	$393,044	$8,084	$46,542	$2,230,938

The Company is relocating two idle Chile facilities to Geismar, Louisiana with Geismar 1 targeted to be producing methanol by late 2014 and Geismar 2 in early 2016. During the three months ended June 30, 2014, the Company incurred capital expenditures related to the Geismar projects of $100 million, excluding capitalized interest. The remaining budgeted capital expenditures for these projects are $405 million, excluding capitalized interest.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 23

4.	Interest in Atlas joint venture:

a)	The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (Atlas). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

	Jun 30	Dec 31
Consolidated statements of financial position as at	2014	2013
Cash and cash equivalents	$15,722	$20,776
Other current assets	126,352	161,765
Non-current assets	365,722	378,890
Current liabilities	(34,199)	(47,359)
Long-term debt, including current maturities	(44,831)	(56,752)
Other long-term liabilities, including current maturities	(131,213)	(136,730)

Net assets at 100%	$297,553	$320,590

Net assets at 63.1%	$187,756	$202,292
Long-term receivable from Atlas	14,116	13,803

Investment in associate	$201,872	$216,095

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated statements of income	2014	2013	2014	2013
Revenue	$80,738	$78,415	$196,765	$163,781
Cost of sales and depreciation and amortization	(71,820)	(62,146)	(170,218)	(141,444)

Operating income	8,918	16,269	26,547	22,337
Finance costs, finance income and other expenses	(2,756)	(3,451)	(5,506)	(6,872)
Income tax expense	(943)	(3,283)	(4,077)	(3,892)

Net earnings at 100%	$5,219	$9,535	$16,964	$11,573

Earnings of associate at 63.1%	$3,293	$6,017	$10,704	$7,303

Dividends received from associate	$25,240	—	$25,240	—

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006 and 2007 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 24

5.	Long-term debt:

	Jun 30	Dec 31
As at	2014	2013
Unsecured notes
$ 350 million at 3.25% due December 15, 2019	$344,946	$344,530
$ 250 million at 5.25% due March 1, 2022	246,813	246,650
$ 150 million at 6.00% due August 15, 2015	149,707	149,581

	741,466	740,761
Egypt limited recourse debt facilities	387,036	404,722
Other limited recourse debt facilities	21,082	22,823

Total long-term debt [1]	1,149,584	1,168,306
Less current maturities	(42,723)	(41,504)

	$1,106,861	$1,126,802

[1]	Long-term debt is presented net of deferred financing fees.

During the three months ended June 30, 2014, the Company has made repayments on its other limited recourse debt facilities of $0.9 million.

At June 30, 2014, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

6.	Finance costs:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2014	2013	2014	2013
Finance costs	$15,527	$16,278	$31,048	$32,796
Less capitalized interest related to Geismar plants under construction	(5,957)	(1,660)	(10,640)	(2,727)

	$9,570	$14,618	$20,408	$30,069

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction of the Geismar plants is capitalized until the plants are substantially completed and ready for productive use.

The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 25

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (TSARs) were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share. For the periods presented, the equity settled method was more dilutive for the three months ended June 30, 2014.

A reconciliation of the numerator used for the purpose of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2014	2013	2014	2013
Numerator for basic net income per common share	$124,784	$53,999	$269,886	$114,266
Adjustment for the effect of TSARs:
Cash settled recovery included in net income	(1,990)	—	—	—
Equity settled expense	(1,874)	—	—	—

Numerator for diluted net income per common share	$120,920	$53,999	$269,886	$114,266

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2014	2013	2014	2013
Denominator for basic net income per common share	96,124,565	95,116,950	96,212,652	94,817,234
Effect of dilutive stock options	516,169	1,143,085	606,079	1,181,552
Effect of dilutive TSARs	681,410	—	—	—

Denominator for diluted net income per common share	97,322,144	96,260,035	96,818,731	95,998,786

For the three month and six month periods ended June 30, 2014 and 2013, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2014	2013	2014	2013
Basic net income per common share	$1.30	$0.57	$2.81	$1.21
Diluted net income per common share	$1.24	$0.56	$2.79	$1.19

METHANEX CORPORATION 2014 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 26

8.	Share-based compensation:

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options:

(i)	Outstanding units:

Information regarding units outstanding at June 30, 2014 is as follows:

	SARs		TSARs
		Weighted Average		Weighted Average
(per share amounts in USD)	Number of Units	Exercise Price	Number of Units	Exercise Price
Outstanding at December 31, 2013	1,093,117	$32.02	1,858,585	$31.83
Granted	203,190	73.13	303,850	72.66
Exercised	(190,229)	28.90	(283,750)	30.21
Cancelled	(10,750)	33.95	(6,900)	35.69

Outstanding at March 31, 2014	1,095,328	$40.17	1,871,785	$38.69

Exercised	(11,700)	34.59	(71,400)	27.39
Cancelled	(5,500)	51.56	(8,600)	35.97

Outstanding at June 30, 2014	1,078,128	$40.17	1,791,785	$39.15

	Stock Options
		Weighted Average
(per share amounts in USD)	Number of Units	Exercise Price
Outstanding at December 31, 2013	1,219,420	$19.15
Granted	45,600	73.13
Exercised	(422,987)	17.72
Cancelled	(2,500)	35.90
Expired	(22,835)	22.82

Outstanding at March 31, 2014	816,698	$22.75

Exercised	(7,300)	18.24

Outstanding at June 30, 2014	809,398	$22.79

	Units Outstanding at			Units Exercisable at
	June 30, 2014			June 30, 2014
	Weighted Average
	Remaining	Number of	Weighted	Number of	Weighted
Range of Exercise Prices	Contractual Life	Units	Average	Units	Average
(per share amounts in USD)	(Years)	Outstanding	Exercise Price	Exercisable	Exercise Price
SARs:
$23.36 to 31.74	3.9	540,638	$29.11	421,957	$28.47
$31.88 to 73.13	6.1	537,490	51.29	102,800	38.24

	5.0	1,078,128	$40.17	524,757	$30.38

TSARs:
$23.36 to 31.74	3.8	954,045	$29.03	742,978	$28.28
$31.88 to 73.13	6.0	837,740	50.68	180,890	38.03

	4.9	1,791,785	$39.15	923,868	$30.19

Stock options:
$6.33 to 25.22	1.8	384,035	$8.79	384,035	$8.79
$28.43 to 73.13	3.1	425,363	35.43	303,863	29.65

	2.5	809,398	$22.79	687,898	$18.01

METHANEX CORPORATION 2014 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 27

8.	Share-based compensation (continued):

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options (continued):

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at June 30, 2014 was $72.9 million compared with the recorded liability of $66.1 million. The difference between the fair value and the recorded liability of $6.8 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years. The weighted average fair value was estimated at June 30, 2014 using the Black-Scholes option pricing model.

For the three and six month periods ended June 30, 2014, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $2.7 million (2013 – expense of $6.9 million) and an expense of $15.5 million (2013 – expense of $23.9 million), respectively. This included a recovery of $5.8 million (2013 – expense of $4.1 million) and an expense of $8.6 million (2013 – expense of $19.1 million), respectively, related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2014.

(iii)	Compensation expense related to stock options:

For the three and six month periods ended June 30, 2014, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2013 – $0.2 million) and $0.4 million (2013—$0.4 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at June 30, 2014 are as follows:

	Number of Deferred	Number of Restricted	Number of Performance
	Share Units	Share Units	Share Units
Outstanding at December 31, 2013	346,814	44,131	946,446
Granted	4,200	7,000	139,160
Granted performance factor [1]	—	—	55,677
Granted in-lieu of dividends	1,012	152	2,381
Redeemed	(27,052)	—	(334,062)
Cancelled	—	—	(6,663)

Outstanding at March 31, 2014	324,974	51,283	802,939

Granted in-lieu of dividends	1,315	207	3,200
Cancelled	—	—	(10,885)

Outstanding at June 30, 2014	326,289	51,490	795,254

[1]	Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2014.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2014 was $75.5 million compared with the recorded liability of $65.4 million. The difference between the fair value and the recorded liability of $10.1 million will be recognized over the weighted average remaining vesting period of approximately 1.4 years.

For the three and six month periods ended June 30, 2014, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $1.5 million (2013 – expense of $8.6 million) and an expense of $8.3 million (2013 – expense of $27.7 million), respectively. This included a recovery of $2.1 million (2013 – expense of $5.2 million) and an expense of $1.0 million (2013 – expense of $20.9 million) related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2014.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 28

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three and six month periods ended June 30, 2014 and 2013 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2014	2013	2014	2013
Decrease (increase) in non-cash working capital:
Trade and other receivables	$88,196	$(35,677)	$46,339	$(60,105)
Inventories	25,718	18,531	34,761	(14,596)
Prepaid expenses	(6,371)	(9,531)	(8,210)	(5,640)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	(131,221)	49,264	(124,954)	86,972

	(23,678)	22,587	(52,064)	6,631
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(23,432)	(24,961)	(35,749)	(25,338)

Changes in non-cash working capital having a cash effect	$(47,110)	$(2,374)	$(87,813)	$(18,707)

These changes relate to the following activities:
Operating	$8,754	$(3,986)	$(49,320)	$(19,023)
Investing	(55,864)	1,612	(38,493)	316

Changes in non-cash working capital	$(47,110)	$(2,374)	$(87,813)	$(18,707)

METHANEX CORPORATION 2014 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 29

10.	Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the Consolidated Statements of Financial Position at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the Consolidated Statements of Financial Position at fair value unless exempted. Changes in fair value of held-for-trading derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The euro hedges and Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on industry-accepted valuation models and inputs obtained from active markets.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. These interest rate swaps had an outstanding notional amount of $302 million as at June 30, 2014. The notional amount decreases over the expected repayment period. At June 30, 2014, these interest rate swap contracts had a negative fair value of $13.3 million (December 31, 2013 – negative $19.8 million) recorded in current liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity.

The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At June 30, 2014, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of €37.0 million in exchange for US dollars. The euro contracts had a positive fair value of $0.2 million recorded in current assets. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	June 30, 2014
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,163,348	$1,221,601

There is no publicly traded market for the limited recourse debt facilities. The fair value disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy was estimated by reference to a limited number of small transactions in June 2014. The fair value of the Company’s unsecured notes will fluctuate until maturity.

11.	Argentina gas settlement:

During the quarter, we reached a settlement with Total Austral S.A. (“Total”) for $42 million in relation to Total’s natural gas delivery obligations pursuant to a long-term natural gas supply agreement in Chile.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 30

Methanex Corporation

Quarterly History (unaudited)

	YTD 2014	Q2 2014	Q1 2014	2013	Q4	Q3	Q2	Q1	2012	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)
Methanex-produced [1]	2,371	1,143	1,228	4,304	1,190	1,045	1,039	1,030	4,039	1,059	1,053	1,001	926
Purchased methanol	1,297	643	654	2,715	663	715	749	588	2,565	664	641	569	691
Commission sales [1]	502	206	296	972	274	237	242	219	855	176	205	276	198

	4,170	1,992	2,178	7,991	2,127	1,997	2,030	1,837	7,459	1,899	1,899	1,846	1,815

METHANOL PRODUCTION
(thousands of tonnes)
New Zealand	1,059	559	500	1,419	400	349	361	309	1,108	378	346	210	174
Atlas, Trinidad (63.1%)	440	191	249	971	268	254	201	248	826	180	255	264	127
Titan, Trinidad	352	203	149	651	173	128	169	181	786	189	186	196	215
Egypt (50%) [2]	238	99	139	623	159	168	163	133	557	129	62	164	202
Medicine Hat	260	138	122	476	86	130	129	131	481	132	117	118	114
Chile	93	26	67	204	108	6	29	61	313	59	59	82	113

	2,442	1,216	1,226	4,344	1,194	1,035	1,052	1,063	4,071	1,067	1,025	1,034	945

AVERAGE REALIZED METHANOL PRICE [3]
($/tonne)	488	450	524	441	493	438	425	412	382	389	373	384	382
($/gallon)	1.47	1.35	1.58	1.33	1.48	1.32	1.28	1.24	1.15	1.17	1.12	1.15	1.15
PER SHARE INFORMATION ($ per share) [4]
Basic net income (loss)	2.81	1.30	1.51	3.46	1.33	0.91	0.57	0.64	(0.73)	(1.49)	(0.03)	0.56	0.24
Diluted net income (loss)	2.79	1.24	1.50	3.41	1.32	0.90	0.56	0.63	(0.73)	(1.49)	(0.03)	0.50	0.23
Adjusted net income [5]	2.59	0.94	1.65	4.88	1.72	1.22	1.02	0.92	1.90	0.64	0.38	0.47	0.41

[1]	Methanex-produced methanol includes volumes produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.
[2]	On December 9, 2013, we completed a sale of 10% equity interest in the Egypt facility. Production figures prior to December 9, 2013 reflect a 60% interest.
[3]	Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.
[4]	Per share information calculated using amounts attributable to Methanex shareholders.
[5]	This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2014 SECOND QUARTER REPORT QUARTERLY HISTORY	PAGE 31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: July 30, 2014	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal, Assistant General Counsel & Corporate Secretary